UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 27, 2006



BRUNSWICK CORPORATION

(Exact Name of Registrant Specified in Charter)

Delaware	**001-01043**	**36-0848180**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

1 N. Field Court
Lake Forest, Illinois   **60045-4811**
(Address of Principal Executive Offices)   **(Zip Code)**

Registrant's telephone number, including area code: (847) 735-4700

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-   12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240, 14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240, 13e-4(c))

ITEM 2.02 Results of Operations and Financial Condition.

On April 27, 2006, Brunswick Corporation announced its financial results for the first quarter of 2006. The news release issued by Brunswick announcing its earnings is incorporated herein by reference and is included as Exhibit 99.1 to this Current Report on Form 8-K.

In the news release, Brunswick uses non-GAAP financial measures. For purposes of SEC Regulation G, a "non-GAAP financial measure" is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Operating and statistical measures and certain ratios and other statistical measures are not non-GAAP financial measures. GAAP refers to generally accepted accounting principles in the United States.

Some of the non-GAAP financial measures included in the news release relate to the company's decision to sell substantially all of its Brunswick New Technologies (BNT) business unit. As a result of this decision, the company presents its first quarter results in the news release excluding these businesses, as well as the tax-related benefit and the gain on the sale of securities noted in the news release. Brunswick believes that the pro forma (non-GAAP) numbers, excluding the results of BNT, are more representative of the financial performance of Brunswick's operations as a whole. The company has provided the corresponding GAAP measures in the financial information that follows the body of the press release.

Previously, all of the BNT businesses were included in the Marine Engine segment. Although substantially all of the businesses are being held for sale, some minor businesses will be retained in the Boat, Marine Engine and Fitness segments. Information for the Bowling & Billiards segment is not affected by the decision to sell BNT. In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, as the decision to sell substantially all of its BNT business unit was made in the second quarter, the company will formally disaggregate its financial statements to account for this decision in the Quarterly Report on Form 10-Q that it will file for the second quarter of 2006.

The news release also uses the non-GAAP financial measure "free cash flow." Brunswick's management believes that the financial measure "free cash flow" is useful to investors because it is an indication of cash flow that may be available for investment in future growth initiatives. Brunswick defines free cash flow as cash flow from operating and investing activities (excluding cash used for acquisitions and investments), excluding financing activities for continuing operations. In addition, Brunswick's management believes that presentation of: (i) diluted earnings per share for the quarter ended March 31, 2005 and 2006, excluding a first quarter 2005 investment sale gain and the effect of certain tax-related items; and (ii) Brunswick's effective tax rate excluding a tax reserve reduction, provide a more meaningful comparison to prior results.

Brunswick has used some of the financial measures that are included in the news release for several years, both in presenting its results to stockholders and the investment community and in its internal evaluation and management of its businesses. Brunswick's management believes that these measures (including those that are "non-GAAP financial measures") and the information they provide are useful to investors because they permit investors to view Brunswick's performance using the same tools that Brunswick uses and to better evaluate Brunswick's ongoing business performance.

The information in this report and the exhibit attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 8.01 Other Events

On April 27, 2006, Brunswick Corporation issued the attached press release announcing its decision to sell substantially all of its Brunswick New Technologies (BNT) business unit. The Board of Directors also authorized Brunswick to repurchase up to $500 million of its outstanding common stock, supplanting the $200 million authorization approved by the Board in May 2005. The press release is filed as Exhibit 99.2 to this Current Report and is incorporated by reference.

ITEM 9.01 Financial Statements and Exhibits.

(c) Exhibits:

Exhibit No.	Description of Exhibit
99.1	Press Release, dated April 27, 2006, of Brunswick Corporation, announcing its earnings for the first quarter 2006.
99.2	Press Release, dated April 27, 2006, of Brunswick Corporation, announcing its decision to sell substantially all of its Brunswick New Technologies (BNT) business unit and authorized a share repurchase program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRUNSWICK CORPORATION

Dated: April 27, 2006

By: __/s/ Alan L. Lowe_____
Name: Alan L. Lowe
Title: Vice President and Controller

EXHIBIT INDEX:

Exhibit No.	Description of Exhibit
99.1	Press Release, dated April 27, 2006, of Brunswick Corporation, announcing its earnings for the first quarter 2006.
99.2	Press Release, dated April 27, 2006, of Brunswick Corporation, announcing its decision to sell substantially all of its Brunswick New Technologies (BNT) business unit and authorized a share repurchase program.


Brunswick Corporation 1 N. Field Court Lake Forest, IL 60045
Telephone 847.735.4700 Facsimile 847.735.4750
www.brunswick.com

Exhibit 99.1

Release: IMMEDIATE
Contact: Kathryn Chieger
              Vice President – Corporate and Investor Relations
Phone: 847-735-4612

BRUNSWICK REPORTS EPS OF $0.70 IN FIRST QUARTER

LAKE FOREST, Ill., April 27, 2006 – Brunswick Corporation (NYSE: BC) reported today net earnings of $67.4 million, or $0.70 per diluted share, for the first quarter of 2006, on sales of $1,458.0 million and operating earnings of $87.2 million. Diluted earnings per share in 2006 include a $0.13 per-share benefit from tax-related items. For the year-ago first quarter, the company reported net earnings of $94.6 million, or $0.96 per diluted share, on sales of $1,401.1 million and operating earnings of $99.1 million. Diluted earnings per share for 2005 included a $0.32 per diluted share gain on the sale of securities.

In light of the company's previously announced decision to sell substantially all of its Brunswick New Technologies (BNT) business unit, the company will present its first quarter results excluding these businesses, as well as the tax-related benefit and the gain on the sale of securities noted above, as the company believes the pro forma (non-GAAP) numbers are more representative of the financial performance of its ongoing operations. On this basis, the company reported pro forma diluted earnings per share of $0.64 for the first quarter of 2006 compared with $0.63 for the year-ago first quarter. Sales increased 5 percent to $1,413.3 million from $1,342.5 million in the quarter, and operating earnings declined slightly to $98.2 million from $98.8 million.

Commenting on the first quarter, Brunswick Chairman and Chief Executive Officer Dustan E. McCoy said, "The 5 percent sales growth from ongoing operations was driven primarily by contributions from boat companies acquired subsequent to the first quarter last year, as well as increased sales from our Bowling & Billiards and Fitness segments. Excluding the benefit of acquisitions, sales were down slightly. The

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decline in operating earnings was primarily due to lower production to reduce marine pipelines and the shift in product mix to low-emission outboard engines, described below."

Boat Segment

The Brunswick Boat Group comprises the Boat segment and produces fiberglass and aluminum boats and marine parts and accessories, as well as offers dealer management systems. On a pro forma basis, the Boat segment reported sales for the first quarter of $751.0 million, up 10 percent compared with $680.7 million in the first quarter of 2005. Operating earnings were $48.4 million, down from $49.1 million for the quarter, and operating margins were 6.4 percent compared with 7.2 percent in the prior year.

"The sales gain for the segment was driven by acquisitions as organic sales, which excludes boat brands that were not in our portfolio in the year-ago quarter, fell by a little less than 1 percent. Marine retail was down in the first quarter when compared with very robust demand in the first quarter of 2005," McCoy said. "As a result, we placed tremendous focus on managing the pipeline to ensure that we do not build up unnecessary inventory at our dealers. Consequently, we reduced production levels in certain of our brands to accomplish that. Pipeline inventories of boats totaled 31 weeks of supply at quarter end, unchanged from the same date a year ago. The higher mix of sales from acquired businesses, which have lower margins than our core brands, as well as the impact of fixed-cost absorption from lower production, led to the reduction in operating margins."

Marine Engine Segment

The Marine Engine segment, consisting of the Mercury Marine Group, reported pro forma sales of $557.2 million in the first quarter of 2006, up 3 percent from $543.2 million in the year-ago first quarter. Operating earnings in the first quarter declined to $44.9 million versus $52.0 million, and operating margins declined to 8.1 percent compared with 9.6 percent for the same quarter in 2005.

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"During the quarter, segment sales benefited from increased sales of sterndrive engines and parts and accessories in the United States, partially offset by slightly lower outboard sales," McCoy said. "Operating earnings, however, were affected by the outboard engine technology transition. As we have previously disclosed, we discontinued selling traditional carbureted two-stroke outboard engines in North America beginning July 1, 2005. Our current product offerings of low-emission outboards now account for practically all of our outboard product mix as we complete this technology transition. Approximately 97 percent of our U.S. outboard sales in the first quarter of 2006 came from low-emission engines, up from 65 percent in the year-ago first quarter. The lower margins on these products, along with the fixed-cost absorption impact from lower production levels to maintain pipeline inventories, are largely behind the decline in Marine Engine segment operating earnings and margins. Operating earnings are expected to increase in the second half of this year as we mark the anniversary of the transition date and as we begin to realize more savings from our lower-cost manufacturing facilities in Asia, at which we are currently ramping up production."

"The company's pipeline management efforts are paying off. We had 28 weeks of supply of engines in the pipeline at the end of the first quarter of 2006, down one week compared with the same time a year ago," McCoy noted. "We will continue to manage our production to keep pipelines at healthy levels as we move into the spring selling season."

Fitness Segment

The Fitness segment is comprised of the Life Fitness Division, which manufactures and sells Life Fitness, Hammer Strength and ParaBody fitness equipment. Segment sales in the first quarter of 2006 on a pro forma basis totaled $134.5 million, up 5 percent from $128.1 million in the year-ago quarter. Segment operating earnings were up 39 percent for the first quarter of 2006, totaling $8.9 million compared with $6.4 million for the year-ago quarter, and operating margins were up 160 basis points to 6.6 percent as compared with 5.0 percent a year ago.

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"Margin and earnings improvement remain the story at Life Fitness," McCoy said. "Life Fitness has achieved this result through hard work, diligence and steadily improving productivity and operating results through manufacturing and supply chain efficiencies."

Bowling & Billiards Segment

The Bowling & Billiards segment is comprised of the Brunswick retail bowling centers; bowling equipment and products; and billiards, Air Hockey and foosball tables. Segment sales in the first quarter of 2006 totaled $114.7 million, up 3 percent compared with $111.5 million in the year-ago quarter. Operating earnings advanced 15 percent, totaling $12.8 million in the first quarter versus $11.1 million from the year-ago quarter. Operating margins were up 120 basis points to 11.2 percent as compared with 10.0 percent in 2005.

"We saw sales increases across the board in our Bowling & Billiards segment during the quarter," McCoy said. "Our expanded Brunswick Zone retail bowling centers continue to perform at very high levels, growing at rates higher than our traditional centers. Operating margins benefited from lower litigation expense, which was partially offset by costs associated with the transition of bowling ball manufacturing from Michigan to Mexico."

Looking Ahead

"While we are just entering the boat-selling season, given the continued weakness we saw at retail in the first quarter, we believe retail demand overall for the full year will be flat to down slightly," McCoy said. "In the second quarter, we estimate our marine operating earnings will be down when compared with the strong 18 percent increase we reported in the second quarter of 2005. This is primarily due to our decision to make additional production cuts in the quarter in select products to continue to manage pipeline inventories. This will contribute to lower operating margins for the quarter and the full year due to the impact of lower fixed-cost absorption. Margins will also be affected by the low-emission outboard transition. When we factor in the

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decision to sell substantially all of our BNT business unit, total corporate sales for the year are estimated to be up in the low- to mid-single digits, compared with pro forma sales for 2005. Therefore, we are estimating that diluted earnings per share for 2006 will be in the range of $3.00 to $3.15. This is compared with pro forma EPS of $3.13 for 2005, which excludes the gain on the sale of securities mentioned earlier, as well as tax-related benefits. For the second quarter, earnings per diluted share are estimated in the range of $0.90 to $0.97, as compared with $1.12 for the year-ago second quarter."

Forward-Looking Statements

Certain statements in this press release are forward looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing. These risks include, but are not limited to: the effect of a weak economy and stock market on consumer confidence and thus the demand for marine, fitness, billiards and bowling equipment and products; competitive pricing pressures; the success of new product introductions; the ability to maintain market share in high-margin products; competition from new technologies; competition in the consumer electronics markets; imports from Asia and increased competition from Asian competitors; the ability to obtain component parts from suppliers; the ability to maintain effective distribution; the financial strength of dealers, distributors and independent boat builders; the ability to transition and ramp up certain manufacturing operations within time and budgets allowed; the ability to maintain product quality and service standards expected by our customers; the ability to successfully manage pipeline inventories; the success of global sourcing and supply chain initiatives; the ability to successfully integrate acquisitions; the success of marketing and cost management programs; the ability to develop product technologies that comply with regulatory requirements; the ability to complete environmental remediation efforts and resolve claims and litigation at the cost estimated; the impact of weather conditions on demand for marine products and retail bowling center revenues; shifts in currency exchange rates; adverse foreign economic conditions; and the impact of interest rates and fuel prices on demand for marine products. Additional factors are included in the company's Annual Report on Form 10-K for 2005.

Use of Non-GAAP Financial Information

As noted above, certain information relating to the company's financial results is presented in this news release on a pro forma (non-GAAP) basis, as the company believes that presentation on this basis is more representative of the financial performance of its ongoing operations. Results are presented on both a GAAP and non-GAAP basis in the financial information that follows the body of this release. The company said it will formally disaggregate its financial statements in its Quarterly Report on Form 10-Q for the second quarter of 2006, at which time the financial information disclosed in this announcement as non-GAAP will be in accordance with GAAP.

About Brunswick

 Headquartered in Lake Forest, Ill., Brunswick Corporation endeavors to instill "Genuine Ingenuity"™ in all its leading consumer brands, including Mercury and Mariner outboard engines; Mercury MerCruiser sterndrives and inboard engines; MotorGuide trolling motors; Teignbridge propellers; MotoTron electronic controls; Albemarle, Arvor, Baja, Bayliner, Bermuda, Boston Whaler, Cabo Yachts, Crestliner, HarrisKayot, Hatteras, Lowe, Lund, Maxum, Meridian, Örnvik, Palmetto, Princecraft, Quicksilver, Savage, Sea Boss, Sea Pro, Sea Ray, Sealine, Triton, Trophy, Uttern and Valiant boats; Attwood marine parts and accessories; Land 'N' Sea, Kellogg Marine and Benrock parts and accessories distributors; IDS dealer management systems; Life Fitness, Hammer Strength and ParaBody fitness equipment; Brunswick bowling centers, equipment and consumer products; Brunswick billiards tables; and Valley-Dynamo pool, Air Hockey and foosball tables. For more information, visit <u>*www.brunswick.com*</u>

(Financial Information Follows)

Brunswick Corporation
Comparative Consolidated Statements of Income
(in millions, except per share data)
(unaudited)

	Three Months Ended March 31		
	2006	**2005**	**% Change**
Net sales	$ **1,458.0**	$ 1,401.1	4%
Cost of sales	**1,132.5**	1,059.2	7%
Selling, general and administrative expense	**202.4**	208.6	-3%
Research and development expense	**35.9**	34.2	5%
Operating earnings	**87.2**	99.1	-12%
Equity earnings	**5.2**	5.0	4%
Investment sale gain [1]	**-**	38.7	
Other expense, net	**(0.1)**	(0.9)	89%
Earnings before interest and income taxes	**92.3**	141.9	-35%
Interest expense	**(13.6)**	(13.0)	-5%
Interest income	**2.9**	2.7	7%
Earnings before income taxes	**81.6**	131.6	-38%
Income tax provision	**14.2**	37.0	
Net earnings	$ **67.4**	$ 94.6	-29%
Earnings per common share:			
Basic	$ **0.71**	$ 0.97	-27%
Diluted	$ **0.70**	$ 0.96	-27%
Weighted average number of shares used for computation of:			
Basic earnings per share	**95.6**	97.7	-2%
Diluted earnings per share	**96.6**	99.0	-2%
Effective tax rate [2]	**17.4%**	28.1%	

(1) The Company sold its investment in MarineMax, Inc., pursuant to registered public offering by MarineMax.

(2) The decrease in the effective tax rate for the first quarter of 2006 was primarily due to a tax reserve
     reassessment of $12.4 million.

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Brunswick Corporation
Selected Financial Information
(in millions)
(unaudited)

Segment Information

	Net Sales			Operating Earnings			Operating Margin	
Three Months Ended March 31								
	2006	**2005**	**% Change**	**2006**	**2005**	**% Change**	**2006**	**2005**
Boat	$ **747.7**	$ 677.5	10%	$ **48.0**	$ 49.5	-3%	**6.4%**	7.3%
Marine Engine	**606.0**	605.6	0%	**34.2**	52.0	-34%	**5.6%**	8.6%
Marine eliminations	**(143.7)**	(119.5)		**-**	-			
Total Marine	**1,210.0**	1,163.6	4%	**82.2**	101.5	-19%	**6.8%**	8.7%
Fitness	**133.9**	127.5	5%	**9.0**	6.4	41%	**6.7%**	5.0%
Bowling & Billiards	**114.7**	111.5	3%	**12.8**	11.1	15%	**11.2%**	10.0%
Eliminations	**(0.6)**	(1.5)		**-**	-			
Corp/Other	**-**	-		**(16.8)**	(19.9)	16%		
Total	$ **1,458.0**	$ 1,401.1	4%	$ **87.2**	$ 99.1	-12%	**6.0%**	7.1%

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Brunswick Corporation
Comparative Consolidated Balance Sheets
(in millions)

	March 31, 2006	December 31, 2005	March 31, 2005
	(unaudited)		(unaudited)
Assets			
Current assets			
Cash and cash equivalents	$ **216.5**	$ 487.7	$ 439.7
Accounts and notes receivables, net	**578.2**	522.4	505.1
Inventories			
Finished goods	**457.7**	426.2	436.6
Work-in-process	**336.0**	298.5	283.6
Raw materials	**161.8**	149.9	146.8
Net inventories	**955.5**	874.6	867.0
Deferred income taxes	**273.6**	274.8	292.0
Prepaid expenses and other	**64.6**	75.5	43.7
Current assets	**2,088.4**	2,235.0	2,147.5
Net property	**999.4**	970.2	871.4
Other assets			
Goodwill and other intangibles	**1,065.2**	1,023.1	952.4
Investments and other long-term assets	**401.7**	393.2	371.1
Other assets	**1,466.9**	1,416.3	1,323.5
Total assets	$ **4,554.7**	$ 4,621.5	$ 4,342.4
Liabilities and shareholders' equity			
Current liabilities			
Short-term debt	$ **0.9**	$ 1.1	$ 6.1
Accounts payable	**439.7**	472.2	389.9
Accrued expenses and accrued income taxes	**779.2**	831.9	776.2
Current liabilities	**1,219.8**	1,305.2	1,172.2
Long-term debt	**723.5**	723.7	723.2
Other long-term liabilities	**616.5**	613.8	654.0
Common shareholders' equity	**1,994.9**	1,978.8	1,793.0
Total liabilities and shareholders' equity	$ **4,554.7**	$ 4,621.5	$ 4,342.4

Supplemental Information
| Debt-to-capitalization rate | **26.6%** | 26.8% | 28.9% |

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Brunswick Corporation
Comparative Consolidated Condensed Statements of Cash Flows
(in millions)
(unaudited)

	Three Months Ended March 31	
	2006	**2005**
Cash flows from operating activities		
Net earnings	$ **67.4**	$ 94.6
Depreciation and amortization	**42.4**	38.4
Changes in noncash current assets and current liabilities	**(232.9)**	(213.1)
Income taxes and other, net	**31.5**	10.8
Net cash provided by (used for) operating activities	**(91.6)**	(69.3)
Cash flows from investing activities		
Capital expenditures	**(56.3)**	(32.5)
Acquisitions of businesses, net of cash and debt acquired	**(62.9)**	(13.7)
Investments	**(7.1)**	(8.1)
Proceeds from sale of property, plant and equipment	**5.1**	6.0
Proceeds from investment sale [(1)]	**-**	57.9
Net cash provided by (used for) investing activities	**(121.2)**	9.6
Cash flows from financing activities		
Net issuances (repayments) of commercial paper and other short-term debt	**-**	(4.0)
Payments of long-term debt including current maturities	**(0.3)**	(1.3)
Stock repurchases	**(61.8)**	-
Stock options exercised	**3.7**	4.9
Net cash provided by (used for) financing activities	**(58.4)**	(0.4)
Net increase (decrease) in cash and cash equivalents	**(271.2)**	(60.1)
Cash and cash equivalents at January 1	**487.7**	499.8
Cash and cash equivalents at March 31	$ **216.5**	$ 439.7
Free Cash Flow		
Net cash provided by (used for) operating activities	$ **(91.6)**	$ (69.3)
Net cash provided by (used for):		
Capital expenditures	**(56.3)**	(32.5)
Proceeds from investment sale [(1)]	**-**	57.9
Other, net	**5.1**	63.9
Total Free Cash Flow	$ **(142.8)**	$ 20.0

(1) Pre-tax proceeds from the sale of the Company's investment in MarineMax, Inc., net of selling costs.

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Brunswick Corporation
Non-GAAP Financial Information
Comparative Consolidated Statements of Income
(in millions, except per share data)
(unaudited)

	Pro Forma Three Months Ended March 31 [1]		
	2006	**2005**	**% Change**
Net sales	$ **1,413.3**	$ 1,342.5	5%
Cost of sales	**1,099.9**	1,021.3	8%
Selling, general and administrative expense	**184.7**	192.5	-4%
Research and development expense	**30.5**	29.9	2%
Operating earnings	**98.2**	98.8	-1%
Equity earnings	**5.2**	5.0	4%
Investment sale gain [2]	**-**	38.7	
Other expense, net	**(0.2)**	(0.9)	78%
Earnings before interest and income taxes	**103.2**	141.6	-27%
Interest expense	**(13.6)**	(13.0)	-5%
Interest income	**3.0**	2.7	11%
Earnings before income taxes	**92.6**	131.3	-29%
Income tax provision	**18.5**	37.3	
Earnings from continuing operations	**74.1**	94.0	-21%
Earnings (loss) from discontinued operations, net of tax	**(6.7)**	0.6	NM
Net earnings	$ **67.4**	$ 94.6	-29%
Earnings per common share:			
Basic			
Earnings from continuing operations	$ **0.78**	$ 0.96	-19%
Earnings (loss) from discontinued operations	**(0.07)**	0.01	NM
Net earnings	$ **0.71**	$ 0.97	-27%
Diluted			
Earnings from continuing operations	$ **0.77**	$ 0.95	-19%
Earnings (loss) from discontinued operations	**(0.07)**	0.01	NM
Net earnings	$ **0.70**	$ 0.96	-27%
Weighted average number of shares used for computation of:			
Basic earnings per share	**95.6**	97.7	-2%
Diluted earnings per share	**96.6**	99.0	-2%
Effective tax rate [3]	**17.4%**	28.1%	
<u>**Supplemental Information**</u>			
Diluted earnings from continuing operations	$ **0.77**	$ 0.95	-19%
Tax reserve reassessment [3]	**(0.13)**	-	NM
Investment sale gain [2]	**-**	(0.32)	NM
Earnings from continuing operations, as adjusted	$ **0.64**	$ 0.63	2%

(1) On April 27, 2006, the Company announced its intention to dispose of substantially all of the assets of Brunswick New Technologies. Accordingly, these financial statements have been prepared utilizing non-GAAP financial information to illustrate how the first quarter 2006 financial statements would have appeared had the decision been made prior to March 31, 2006. The Company believes that presenting its first quarter results excluding these businesses is more representative of the financial performance of its ongoing operations. The Company will formally disaggregate its financial statements in its Quarterly Report on Form 10-Q for the second quarter of 2006.

(2) The Company sold its investment in MarineMax, Inc., pursuant to registered public offering by MarineMax.

(3) The decrease in the effective tax rate for the first quarter of 2006 was primarily due to a tax reserve reassessment of $12.4 million.

NM = not meaningful

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Brunswick Corporation
Non-GAAP Financial Information
Selected Financial Information
(in millions)
(unaudited)

Segment Information

| | Pro Forma Three Months Ended March 31 [1] | | | | | | | |
| | Net Sales | | | Operating Earnings | | | Operating Margin | |
	2006	2005	% Change	2006	2005	% Change	2006	2005
Boat	$ **751.0**	$ 680.7	10%	$ **48.4**	$ 49.1	-1%	**6.4%**	7.2%
Marine Engine	**557.2**	543.2	3%	**44.9**	52.0	-14%	**8.1%**	9.6%
Marine eliminations	**(143.5)**	(119.5)		**-**	-			
Total Marine	**1,164.7**	1,104.4	5%	**93.3**	101.1	-8%	**8.0%**	9.2%
Fitness	**134.5**	128.1	5%	**8.9**	6.4	39%	**6.6%**	5.0%
Bowling & Billiards	**114.7**	111.5	3%	**12.8**	11.1	15%	**11.2%**	10.0%
Eliminations	**(0.6)**	(1.5)		**-**	-			
Corp/Other	**-**	-		**(16.8)**	(19.8)	16%		
Total	$ **1,413.3**	$ 1,342.5	5%	$ **98.2**	$ 98.8	-1%	**7.0%**	7.4%

(1) On April 27, 2006, the Company announced its intention to dispose of substantially all of the assets of Brunswick New Technologies. Accordingly, these financial statements have been prepared utilizing non-GAAP financial information to illustrate how the first quarter 2006 financial statements would have appeared had the decision been made prior to March 31, 2006. The Company believes that presenting its first quarter results excluding these businesses is more representative of the financial performance of its ongoing operations. The Company will formally disaggregate its financial statements in its Quarterly Report on Form 10-Q for the second quarter of 2006.

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Brunswick Corporation
Non-GAAP Financial Information
Comparative Consolidated Balance Sheets
(in millions)
(unaudited)

		Pro Forma [(1)]	
	March 31, 2006	December 31, 2005	March 31, 2005
Assets			
Current assets			
Cash and cash equivalents	$ **216.5**	$ 487.7	$ 439.7
Accounts and notes receivables, net	**540.5**	471.5	480.2
Inventories			
Finished goods	**418.3**	384.3	421.0
Work-in-process	**335.8**	298.5	282.4
Raw materials	**143.5**	134.1	128.5
Net inventories	**897.6**	816.9	831.9
Deferred income taxes	**273.6**	274.8	292.0
Prepaid expenses and other	**60.8**	70.4	41.5
Current assets held for sale	**99.4**	113.7	62.2
Current assets	**2,088.4**	2,235.0	2,147.5
Net property	**982.0**	953.3	858.5
Other assets			
Goodwill and other intangibles	**991.5**	949.1	878.8
Investments and other long-term assets	**399.5**	391.1	370.8
Long-term assets held for sale	**93.3**	93.0	86.8
Other assets	**1,484.3**	1,433.2	1,336.4
Total assets	$ **4,554.7**	$ 4,621.5	$ 4,342.4
Liabilities and shareholders' equity			
Current liabilities			
Short-term debt	$ **0.9**	$ 1.1	$ 6.1
Accounts payable	**418.6**	431.7	372.2
Accrued expenses and accrued income taxes	**757.9**	803.8	757.8
Current liabilities held for sale	**42.4**	68.6	36.1
Current liabilities	**1,219.8**	1,305.2	1,172.2
Long-term debt	**723.5**	723.7	723.2
Other long-term liabilities	**610.7**	608.1	649.8
Long-term liabilities held for sale	**5.8**	5.7	4.2
Common shareholders' equity	**1,994.9**	1,978.8	1,793.0
Total liabilities and shareholders' equity	$ **4,554.7**	$ 4,621.5	$ 4,342.4

<u>**Supplemental Information**</u>

Debt-to-capitalization rate	**26.6%**	26.8%	28.9%

(1) On April 27, 2006, the Company announced its intention to dispose of substantially all of the assets of Brunswick New Technologies. Accordingly, these financial statements have been prepared utilizing non-GAAP financial information to illustrate how the first quarter 2006 financial statements would have appeared had the decision been made prior to March 31, 2006. The Company believes that presenting its first quarter results excluding these businesses is more representative of the financial performance of its ongoing operations. The Company will formally disaggregate its financial statements in its Quarterly Report on Form 10-Q for the second quarter of 2006.

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Brunswick Corporation
Non-GAAP Financial Information
Comparative Consolidated Condensed Statements of Cash Flows
(in millions)
(unaudited)

	Pro Forma Three Months Ended March 31 [1]	
	2006	**2005**
Cash flows from operating activities		
Net earnings	$ **74.1**	$ 94.0
Depreciation and amortization	**40.7**	37.2
Changes in noncash current assets and current liabilities	**(220.9)**	(217.4)
Income taxes and other, net	**31.4**	10.1
Net cash (used for) provided by operating activities of continuing operations	**(74.7)**	(76.1)
Net cash (used for) provided by operating activities of discontinued operations	**(16.9)**	6.8
Net cash (used for) provided by operating activities	**(91.6)**	(69.3)
Cash flows from investing activities		
Capital expenditures	**(54.4)**	(29.6)
Acquisitions of businesses, net of cash and debt acquired	**(62.9)**	(13.4)
Investments	**(7.1)**	(8.1)
Proceeds from sale of property, plant and equipment	**5.1**	6.0
Proceeds from investment sale [2]	**-**	57.9
Net cash (used for) provided by investing activities of continuing operations	**(119.3)**	12.8
Net cash (used for) provided by investing activities of discontinued operations	**(1.9)**	(3.2)
Net cash (used for) provided by investing activities	**(121.2)**	9.6
Cash flows from financing activities		
Net repayments of commercial paper and other short-term debt	**-**	(4.0)
Payments of long-term debt including current maturities	**(0.3)**	(1.3)
Stock repurchases	**(61.8)**	-
Stock options exercised	**3.7**	4.9
Net cash (used for) provided by financing activities of continuing operations	**(58.4)**	(0.4)
Net cash (used for) provided by financing activities of discontinued operations	**-**	-
Net cash (used for) provided by financing activities	**(58.4)**	(0.4)
Net decrease in cash and cash equivalents	**(271.2)**	(60.1)
Cash and cash equivalents at January 1	**487.7**	499.8
Cash and cash equivalents at March 31	$ **216.5**	$ 439.7
Free Cash Flow		
Net cash (used for) provided by operating activities of continuing operations	$ **(74.7)**	$ (76.1)
Net cash (used for) provided by continuing operations:		
Capital expenditures	**(54.4)**	(29.6)
Proceeds from investment sale [2]	**-**	57.9
Other continuing operations, net	**5.1**	6.0
Total Free Cash Flow - Continuing	$ **(124.0)**	$ (41.8)

(1) On April 27, 2006, the Company announced its intention to dispose of substantially all of the assets of Brunswick New Technologies. Accordingly, these financial statements have been prepared utilizing non-GAAP financial information to illustrate how the first quarter 2006 financial statements would have appeared had the decision been made prior to March 31, 2006. The Company believes that presenting its first quarter results excluding these businesses is more representative of the financial performance of its ongoing operations. The Company will formally disaggregate its financial statements in its Quarterly Report on Form 10-Q for the second quarter of 2006.

(2) Pre-tax proceeds from the sale of the Company's investment in MarineMax, Inc., net of selling costs.

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Brunswick Corporation 1 N. Field Court Lake Forest, IL 60045
Telephone 847.735.4700 Facsimile 847.735.4750
www.brunswick.com

Exhibit 99.2

Release: IMMEDIATE
Contact: Kathryn Chieger
             Vice President – Corporate and Investor Relations
Phone: 847-735-4612

BRUNSWICK PURSUES SALE OF NEW TECHNOLOGIES UNIT;
BOARD AUTHORIZES $500 MILLION SHARE REPURCHASE PROGRAM

LAKE FOREST, Ill., April 27, 2006 – Brunswick Corporation (NYSE: BC) announced today it intends to sell substantially all of its Brunswick New Technologies (BNT) business unit. This business unit's products are primarily based on GPS technologies and sold in the portable consumer navigation, fleet tracking, and automotive and marine markets. The company said it has retained Merrill Lynch & Co. to act as its financial advisor in connection with the sale.

"This business unit has experienced exceptional growth under Brunswick's ownership over the past few years – especially in the portable land-based navigation segment," said Brunswick Chairman and Chief Executive Officer Dustan E. McCoy. "As we become increasingly focused on our core business segments – marine, fitness, bowling and billiards – we have determined that continuing to invest in this business unit to fuel growth is not consistent with our long-term strategic objectives. We believe that BNT's excellent long-term prospects may be better achieved under different ownership – one that is focused on BNT's technological expertise – to enable it to reach its full potential."

BNT operations included in the proposed sale consist primarily of its Navman, Northstar and MX Marine brands. The company said it would retain MotoTron, which designs and supplies sophisticated engine control and vehicle networking systems, IDS Integrated Dealer Systems, which provides management systems to marine and other dealerships, and technologies and engineering talent related to connectivity features in Brunswick's fitness products**.**

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The company also announced that its board of directors has authorized the repurchase of up to $500 million of the company's outstanding common stock. Share repurchases will be made from time to time in the open market or through privately negotiated transactions, based on market conditions. This authorization supplants the $200 million authorization approved by the board in May 2005, under which the company repurchased approximately 3.6 million shares for approximately $137.8 million. The company currently has approximately 94.5 million shares outstanding.

About Brunswick
Headquartered in Lake Forest, Ill., Brunswick Corporation endeavors to instill "Genuine Ingenuity"™ in all its leading consumer brands, including Mercury and Mariner outboard engines; Mercury MerCruiser sterndrives and inboard engines; MotorGuide trolling motors; Teignbridge propellers; MotoTron electronic controls; Albemarle, Arvor, Baja, Bayliner, Bermuda, Boston Whaler, Cabo Yachts, Crestliner, HarrisKayot, Hatteras, Lowe, Lund, Maxum, Meridian, Örnvik, Palmetto, Princecraft, Quicksilver, Savage, Sea Boss, Sea Pro, Sea Ray, Sealine, Triton, Trophy, Uttern and Valiant boats; Attwood marine parts and accessories; Land 'N' Sea, Kellogg Marine, and Benrock parts and accessories distributors; IDS dealer management systems; Life Fitness, Hammer Strength and ParaBody fitness equipment; Brunswick bowling centers, equipment and consumer products; Brunswick billiards tables; and Valley-Dynamo pool, Air Hockey and foosball tables. For more information, visit www.brunswick.com

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